ATTORNEYS AT LAW

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P.O. Box 3239 | Tampa, Florida 33601-3239

813.223.7000 | fax 813.229.4133

www.carltonfields.com

Richard A. Denmon 813.229.4219 Direct Dial rdenmon@carltonfields.com	Atlanta Florham Park Hartford Los Angeles Miami New York Orlando Tallahassee Tampa Washington, DC West Palm Beach

February 22, 2023

William Demarest Mark Rakip Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628	CONFIDENTIAL

Re: Kingfish Holding Corp

Form 10-K for the Year Ended September 30, 2022

Filed December 30, 2022

File No. 000-52375

Dear Messrs. Demarest and Rakip:

On behalf of our client, Kingfish Holding Corporation (the “Company”), we are responding to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2022 (“Form 10-K”) contained in the Staff’s letter dated February 14, 2023 (“Comment Letter”).

Set forth below is the Company’s responses to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to those comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the updated language addressing a particular comment appears.

Form 10-K for the Year Ended September 30, 2022

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

11. Subsequent Events, page 25

1.

We note that on October 28, 2022, you entered into an Agreement and Plan of Merger with Renovo Resource Solutions, Inc. (“Renovo”). Please tell us whether you have consummated the transaction, and if so, how the requirement to provide financial information for Renovo pursuant to Items 2.01(f) and 9.01 of Form 8-K was met.

February 22, 2023

Response: The Company has not yet consummated the merger transaction with Renovo. However, the Company is aware of, and hereby confirms that it will comply with, its obligation to file a Form 8-K containing the information required under Items 2.01(f) and 9.01 of such form within four business days following the consummation of the merger.

Further, please also note that the Company has acknowledged in “Item 1 – Business – Recent Developments” of the Form 10-K its obligation to file a Form 8-K containing, among other things, the information referenced in the Staff’s comment and that the consummation of the merger transaction will be largely dependent on the ability of the Renovo to furnish the Company with audited financial statements and other information necessary to prepare such Form 8-K.

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 We trust the foregoing answers are responsive to your comments. Should any questions arise, please do not hesitate to contact me at (813) 229-4219, or by email at rdenmon@carltonfields.com.

Thank you for your time, consideration, and attention to this matter.

Very truly yours,

/s/ Richard A. Denmon
Richard A. Denmon
of CARLTON FIELDS, P.A.

cc:	Ted Sparling, President and CEO James M. La Manna, Chief Financial Officer James K. Toomey, Secretary